Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross temporarily suspends mining and processing operations at the Tasiast mine

Toronto, Ontario – June 20, 2016 – Kinross Gold (TSX:K; NYSE: KGC) announced today that mining and processing operations at its Tasiast mine in Mauritania have been temporarily suspended. As a result of the Mauritanian Ministry of Labor’s decision on June 17, 2016 to prohibit certain expatriate employees from working at site due to allegations of invalid work permits, the Company could not continue to fully operate the site in a safe and environmentally responsible manner.

The Company strongly disagrees with the decision and objects to the lack of process followed by the Ministry in coming to its decision. The Company notes that it has taken all steps necessary to ensure that its work permits are in good standing and valid under Mauritanian law.

The Company understands that a number of other institutions and companies in Mauritania are presently experiencing similar work permit issues with the Ministry of Labor.

Discussions with the government of Mauritania to resolve the issue are ongoing. The Company does not expect this issue to affect development of the Tasiast Phase One expansion.

The Company continues to be committed to increasing the number of local workers who have the necessary skills and experience to work at Tasiast, which is consistent with Kinross practice at all its operations. Currently, approximately 88% of employees at Tasiast are Mauritanian nationals.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com